UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
File No. 70-9083

REPORT PERIOD
April 1, 2000 to June 30, 2000

In the Matter of

CENTRAL AND SOUTH WEST CORPOATION, ET AL

         Central and South West Corporation (CSW) hereby certifies on behalf of itself and its wholly owned nonutility subsidiaries, CSW Energy, Inc. (Energy) and EnerShop, Inc. (EnerShop), that during the period from April 1, 2000 through June 30, 2000 (the "Reporting Period"):

Guarantees:

     Obligor             Amount           On behalf of
     -------
     CSW/Energy        $32,341,788        Eastex Engineers &
                                           Constructors (Jr)
     CSW/Energy         17,500,000        Eastman Chemical Co.
     Energy             24,729,137        Aarlborg Industries, Inc.
     Energy              1,872,942        Westdentsche Landesbank
                       -----------
  Total Guarantees     $76,562,504
                       ===========

Letters of Credit:

     Obligor              Amount          On behalf of

     CSW/Enershop       $4,400,000        State of Louisiana
     CSW/CSWE            1,200,000        General Electric
                        ----------
  Total Letters

   of Credit            $5,600,000
                        ==========

Authorization in
  Order 7009093       $250,000,000

Total Guarantees and
  Letters of Credit    (82,162,504)
                      ------------
Unused Authorization  $167,837,496
                      ============






Amounts shown are aggregate outstanding amounts as of June 30, 2000.

         Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration of CSW, et al, in File No. 70-9083, and in accordance with the terms and conditions of the SEC's order dated October 21, 1997, permitting said Application-Declaration to become effective.

         Dated: August 25, 2000


                                    CENTRAL AND SOUTH WEST CORPORATION
                                    CSW ENERGY, INC.
                                    ENERSHOP, INC.

                                    BY: CENTRAL AND SOUTH WEST CORPORATION



                                    BY:  /s/Armando A. Pena
                                        -------------------
                                        Armando A. Pena,
                                        Treasurer